UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update
  ☒ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Cloud Cover Media, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> October 10, 2011

Physical address of issuer
1634 19th St., Santa Monica, CA 90404

Website of issuer
www.cloudcovermusic.com

Name of intermediary through which the Offering will be conducted
Equity Bender LLC

CIK number of intermediary
0001681493

SEC file number of intermediary
007-00092

CRD number, if applicable, of intermediary
285983

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
5% of offering in same SAFE securities.

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount

April 22, 2017 (extended from March 23, 2018; may be further extended at the option of the Company)

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	57,179	35,620
Cash & Cash Equivalents	39,179	22,620
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	902,000	510,000
Revenues/Sales	634,259	450,958
Cost of Goods Sold	294,404	259,288
Taxes Paid	800	1,257
Net Loss	828,496	682,876

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 23, 2018

FORM C/A

Up to $1,070,000.00

Cloud Cover Media, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Cloud Cover Media, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 (the Target Offering Amount") and up to $1,070,000.00, the maximum offering amount, from Purchasers in the offering of Securities described in this Form C (this "Offering"), and the Offering will remain open until April 22, 2018, the extended target deadline date, unless extended at the sole discretion of the Company. The minimum amount of Securities that can be purchased is $250.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). If the $50,000 target offering amount is reached prior to the extended Offering deadline date of April 22, 2018, the Company may conduct an initial closing, so long as the Offering has been open for at least 21 days, and then conduct additional closings until the earlier of (i) the date the $1,070,000 maximum offering amount is reached and (ii) April 22, 2018, unless that date is further extended at the discretion of the Company. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a SAFE (Simple Agreement for Future Equity). Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Equity Bender LLC (the "Intermediary"). At the conclusion of the Offering, the Intermediary will receive a cash fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, the Intermediary will be entitled to receive a number of Units of SAFE of the Company that is equal to 5.0% (five percent) of the total number of Units of SAFE sold by the Company in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$12.50	$237.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500	$47,500
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   Equity Bender LLC will receive a cash fee consisting of a 5% (five percent) commission. In addition, the Intermediary will receive a number of Units of SAFE of the issuer that is equal to 5.0% (five percent) of the total number of Units of SAFE sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.cloudcovermusic.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 23, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.cloudcovermusic.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Business Summary attached as Exhibit B, the form of SAFE (Simple Agreement for Future Equity) attached as Exhibit C, the Company Pitch Deck attached as Exhibit D, and the Video Transcription attached as Exhibit E.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cloud Cover Media, Inc. (the "Company") is a California Corporation, formed on October 10, 2011. The Company is currently also conducting business under the name of Cloud Cover Music.

The Company is located at 1634 19th St., Santa Monica, CA 90404.

The Company's website is www.cloudcovermusic.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Cloud Cover Music (CCM) is a Software as a Service (SaaS) enterprise that streams legal, licensed background music and custom messages to businesses (retail, office, hospitality,

manufacturing) in North America, providing these services by paid subscription. Customers can simply sign up and use the service on a "self-serve" basis online. CCM already has thousands of subscribers as it penetrates a market with over 10 million locations to address. The Company's mission statement: deliver audio solutions to businesses that match their business goals.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	April 22, 2018, with the right to further extend at the option of the Company
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights beginning on page 30 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining

personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. (mitigation strategies include but are not limited to: relocation of premises, establishment of employee benefits)

The development and commercialization of our services is highly competitive.
We face competition from other providers of radio and streaming audio services. Our ability to attract and retain subscribers depends on our success in continuing to create and provide popular or unique music programming. Current and prospective subscribers can obtain certain similar content for free through radio stations, other Internet radio and streaming services, and other media sources. We expect that with our current service offering and to any additional products or services that we may seek to develop or commercialize in the future, competition will increase. Our competitors include companies worldwide. Some of our competitors are publicly traded and have significantly greater financial, technical and human resources than we have and thus may be better equipped than us to develop and commercialize music streaming services. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

If our costs increase forcing us to raise our subscription prices or if our competitors pricing decreases, our business could be negatively affected.
Presently, our monthly subscription fees are considerably lower than those of our primary competitors. If our costs to acquire music rights or our other overhead costs increase and we are forced to raise our prices, or if our competitors decide to lower their pricing structure to match ours, we could lose business to our competitors or we might not be able to grow our subscriber base and, as a result, our financial results and business growth prospects could suffer.

We depend on a third-party service provider to host our service.
We rely on a single service provider because the relationship is advantageous due to quality and price. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including service shortages. If outsourced services are interrupted or not performed or the performance is poor, this could impact our ability to serve our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party licensors to certify that our services can be legally provided.
We obtain these licenses from industry Performance Rights Organizations (PROs) that are regulated by the US government. If the government changed regulations or allowed price increases in an adverse way to the company, these events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition. Some of our licenses are considered interim as the Company and the license providers formalize longer term agreements. There may be accrued liabilities that may have to be paid in formalizing them as a normal course of business. Also, even with licenses in place, the agreements between, artists, writers and the PROs and other

licensing agencies may change over time, possibly in ways that could be adverse to the Company.

The negotiations and reconciliations of prices and payments for music licenses may bring up unanticipated issues that cost a presently undeterminable amount of time and/or money.
The Company is in negotiations with ASCAP and BMI, the PROs that represent and collect royalties for songwriters, composers and music publishers, related to the public performance of their copyrighted work in our streaming music product offerings, to move from "Interim Licenses" to "Term License Agreements" for a typical term of five years. The Company is also in the process of reaching a formal reconciliation of actual music usage versus the royalty payments already made to SoundExchange, Inc. ("SoundExchange"), an organization which represents and collects royalties for the sound recording copyright owners (SRCOs — record labels, generally). The efforts with SoundExchange are being undertaken to arrive at a mutual agreement that CCM is current and in good standing with respect to all royalties due; and with the PROs, CCM needs to have economical Term License Agreements in place to be able to know and control its cost structure. As both of these negotiations and reconciliation processes have not yet been completed, we cannot be assured of their outcomes or whether unanticipated issues could arise that would cost CCM a presently undeterminable amount of time and/or money beyond what is currently planned. Any such unforeseen result could have a negative impact on CCM's cost structure and its results of operations.

General economic conditions can affect our business.
The B2B purchase of streaming background music services is discretionary, and our business and our financial condition can be negatively affected by general economic conditions. Poor general economic conditions could adversely affect retail traffic, sales and marketing budgets, which could negatively impact subscriptions for our services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ryan Vig, William Collins, James Birch, Abhilash Patel, Stuart Larking, Robert Schumacher, and Patricia Rains who are Product Manager, Chief Musicologist, Chairman and Acting CFO, Chief Strategy Officer, Member, Board of Directors, CTO, VP Sales, and Customer Success Manager of the Company. The Company has or intends to enter into employment agreements with Ryan Vig, William Collins, James Birch, Abhilash Patel, Stuart Larking, Robert Schumacher, and Patricia Rains although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ryan Vig, William Collins, James Birch, Abhilash Patel, Stuart Larking, Robert Schumacher, and Patricia Rains or any member of the board of directors or

executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on nondisclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.
There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

If the Company's patent application is rejected, our competitors could gain an advantage and our financial prospects could suffer.
The company has applied for a US patent related to what it believes are innovations in its service offering. Although the patent application is still under review by the US patent trade office (PTO), there is no guarantee that any or all of the patent claims will be approved. If our claims are not approved, it will be much more difficult to protect our service model and we could be exposed to increased competition from companies that might copy our model. This could have a negative effect on our business and financial prospects.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ryan Vig, William Collins, James Birch, Abhilash Patel, Stuart Larking, Robert Schumacher, and Patricia Rains in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Ryan Vig, William Collins, James Birch, Abhilash Patel, Stuart Larking, Robert Schumacher, and Patricia Rains die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in government regulation could adversely impact our business.
The music licensing industry is subject to extensive legislation and regulation at the federal and local levels. Additionally, aspects of such regulation can sometimes be the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from other new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional music distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Our success depends on business acceptance of our service and we may be adversely affected if our service fails to achieve sufficient business acceptance or the costs to create or acquire content increase.

We license media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute music and other content that meet the changing preferences of the broad North American consumer market. We have invested, and will continue to invest, substantial amounts in our music library and stations, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as the music PROs. Competition for music for B2B use could intensify, and we may have to increase the price we are willing to pay. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations. We currently have a single-sourced agreement with our manufacturer of Cloud Boxes, based in China, and with our hosting service, Amazon Web Services (AWS), based in the US.

If we fail to maintain or expand our relationships with our hosting suppliers (single-source) this may impair our ability to deliver leading-edge products. We are currently engaged on a single-source basis with Amazon Web Services (AWS).

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to engage high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. Our server solutions is sophisticated and complex and we have hardware that is used by a potion of our customer base. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues and profits.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may increase the strength of consolidating competitors, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. We have a single-source supplier for our Cloud Boxes, that is in turn dependent on its supplier base for continuity of price and leadtimes.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. Your

investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders unless and until the Company receives a future round of financing that triggers conversion or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on whether there is a future round of financing or an IPO or sale of the Company, the Purchasers may never become equity holders of the Company. The Company is under no obligation to convert the Securities into Standard Preferred Stock or Safe Preferred Stock (each as defined below), the types of equity Securities Purchasers are entitled to receive upon such conversion, unless certain conditions are met. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company will only have to convert the Securities upon a future equity financing of a sufficient size and Purchasers have no right to demand conversions in other situations. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments, although in a preferred position to the holders of capital stock of the Company, may be limited by the amount of cash available to the Company for distribution.

The Company may never convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing sufficient in size to trigger an automatic conversion. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets (except in limited situations) or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible

securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Cloud Cover Music (CCM) is a Software as a Service (SaaS) enterprise that streams legal, licensed background music and custom messages to businesses (retail, office, hospitality, manufacturing) in North America, providing these services by paid subscription. Customers can simply sign up and use the service on a "self-serve" basis online. CCM already has thousands of subscribers as it penetrates a market with over 10 million locations to address. The Company's mission statement: deliver audio solutions to businesses that match their business goals.

Business Plan
The Company expects to continue to grow its business, and its long-term plan is to evolve by adding future services such as:
- Third party advertisements within the stores on a "revenue share" basis.
- Music and messages to help stores sell more.
- Music and messages to help workers be more productive.

History of the Business
CCM was founded to disrupt the "status quo" for music delivered to businesses. The industry generally delivered music through a mix of relatively complex electronic boxes and satellites, which seemed expensive while delivering relatively few features beyond the music itself. Meanwhile consumer music services were not legal for business. So, the Company started from scratch to create a better service that would be "built for business" from the beginning. It leveraged the latest tools and technologies to provide the features that businesses want and to provide them at a very low cost-point. The approach is proving to be very successful as the Company now serves thousands of locations for local, regional and national businesses, including locations of national brands such as Burger King, Pizza Hut, Taco Bell, Denny's, Dunkin Donuts, T-Mobile, and Toyota. The number of locations served has grown by double in the past year alone.

CCM launched its streaming business in 2012 with one client at 130 franchise locations.

In 2015, the Company launched the its Cloud Box – a small device that provides customers with a "set and forget" vehicle to play desired music and report analytics. It can be centrally controlled, so headquarters and brand managers can directly set and monitor the music being played at a particular location. The Cloud Box can also locally store music that automatically plays in the event of a streaming interruption and it has an auto-restart if a power outage occurs.

In 2015, CCM also launched its enterprise tools, which are a set of analytics and management features that enable CCM customers to view, monitor and control streaming programs being played at multiple business sites, centrally controlling station choices, enabling automatic changes to music programs as frequently as every hour and providing various analytics and reports to help manage a customer's programming needs.

The Company's Products and/or Services

Product / Service	Description	Current Market
B2B background music and promotional messaging streaming service provider	80+ music stations currently intended to put retail/office/hospitality consumers and employees in the mindset to: 1. buy more; 2. stay longer; 3. relax or excite; 4. be more loyal. Also provide analytics and management tools (allowing management/HQ to control and monitor dozens of business building features of the service).	Over 10 million addressable locations in North America.

CCM's primary distribution channel is self-service e-commerce, i.e., prospects research, trial subscriptions and conversion into SaaS subscriptions via the Internet. The secondary distribution channel is via a network of regional value-added-resellers (VAR's) and agents who sell or resell CCM services to their existing B2B customer base. The third channel is through systemic direct selling to key enterprise accounts in market segments such as retail (restaurants, banks, clothing, department, convenience, grocery, mass merchant, spas etc.), hospitality, medical offices and manufacturing facilities.

Competition

The Company's primary competitors are Pandora for Business/Mood Media, Sirius for Business, Rockbot and In-Store Audio Network.

The B2B market for background music (and promotion) is rapidly changing. The traditional market share leader, MOOD/Muzak has been through multiple bankruptcies and has been steadily losing market share. It is diversifying with additional services such as scent etc. Others such as Sirius XM For Business and Rockbot are market participants with varying degrees of success. Also, many, if not most, single location businesses illegally use radio stations or Pandora/Spotify/YouTube B2C personal accounts to play in-store music. CCM is a service built native from the cloud and specifically for business use. CCM has been growing through offering a simple-to-use option that can be provisioned on a completely self-serve basis, requiring no instruction manual or in-store service (installation nor maintenance). CCM's offering provides a package of diverse, family friendly, legal music along with management controls and analytics. The CCM service profitably runs at a cost point typically 30%-40% lower than the advertised prices of the other providers. Some competitors offer non-music related products such as: digital signage products, commercial advertisements, selling of audio system hardware, installation services, jukebox and interactivity.

Supply Chain and Customer Base
CCM requires licenses in order to legally play the music streamed through its service, as supplied by Performance Rights Organizations, or PROs. CCM licenses from Sound Exchange, ASCAP and BMI. CCM could also optionally acquire licenses with other industry PROs such as SESAC and GMR. CCM requires server hosting for its online service and currently uses Amazon Web Services to provide this hosting.

CCM's current business location customer base is extremely diverse. It ranges from local and regional businesses with 5-350 locations to national brands with thousands of potential locations. National businesses currently using CCM in various locations include Sprint, Burger King, Marriott, Pizza Hut, Taco Bell, Denny's, Dunkin Donuts, Humana, Tim Horton's, T-Mobile and Toyota. While CCM has customers in virtually every business segment, the most prominent are restaurants, specialty retailers, convenience stores, medical/dental offices and hospitality locations (hotels, theme parks, etc.).

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
ASCAP	Cloud Cover Media, Inc.	Rights to stream and sublicense ASCAP music library to the Company's customers (for B2B use).	December 31, 2018
BMI	Cloud Cover Media, Inc.	Rights to stream and sublicense BMI music library to the Company's customers (for B2B use).	December 31, 2018
SoundExchange	Cloud Cover Media, Inc.	Rights to stream and SoundExchange music under license to the Company's customers (for B2B use). Renewed annually.	December 31, 2018

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

61/644,545, 61/644,657, 61/644,581, 61/644,608, 61/644,637, 61/644,665, 61/644,682	**Streaming Audio Playback Methodology**	Innovations including unique ways the Company tracks songs, ingests messages, complies with licenses and sets user permissions.	May 19, 2013	To be determined	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
	US Copyright Act	DOJ		

ASCAP and BMI have granted CCM licenses to play music in business environments. These are technically called "Interim Licenses" based on receiving valid Consent Decrees between those Performing Rights Organizations and the Department of Justice, as administered by the Southern District Court of New York (note that the Southern District Court of New York oversees all US licensing). The Consent Decrees entitle CCM to perform background music for business establishments per CCM's notices to ASCAP and BMI. CCM is entitled to perform music within the full repertoire of ASCAP and BMI. The actual royalty rate is set by a tribunal and/or CCM and the respective PRO agreeing to a rate. ASCAP and BMI have not formally set a rate at this time by their own choosing. Informally, the rates have been set and do not have a formal expiration date. Once formalized, CCM will enter into a "Term License Agreement" for a typical term of five years, the maximum allowable term which is then renewable. The entry into a formal agreement is certain because under the Consent Decrees, ASCAP and BMI must treat all similarly situated licensees alike. Also, once CCM and the respective society agree to a "Term License" rate (or the rate is established by a royalty rate tribunal) and enter into the Term License, the term and the rate are fixed for the term of the applicable license.

CCM is also under license with SoundExchange. SoundExchange represents and collects royalties for the sound recording copyright owners (SRCOs — record labels, generally) and featured artists. At the same time that CCM is completing the Term License Agreements with ASCAP and BMI, CCM is also engaged with SoundExchange in formally reconciling its actual music usage to the royalty payments already made to SoundExchange, with the objective of both entities agreeing that CCM is current in its required payments to, and in good standing with, SoundExchange.

Litigation
None

Other

The Company's principal address is 1634 19th St., Santa Monica, CA 90404

The Company conducts business in United States (all states and territories) and Canada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Target Offering Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	40.00%	$20,000	7.48%	$80,000
Estimated Attorney Fees	16.00%	$8,000	0.75%	$8,000
Estimated Accountant/Auditor Fees	8.00%	$4,000	0.37%	$4,000
General Marketing	31.00%	$15,500	18.69%	$200,000
Research and Development	0.00%	$0	46.73%	$500,000
General Working Capital	0.00%	$0	18.18%	$224,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The development or marketing needs may be sufficiently satisfied with a lower capital amount than estimated.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mark Lehman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, February 2017 to present Member, Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cloud Cover Music, CEO, February 2017 to present Photo Research, Inc. President, General Manager, 2011 to February 2017

Education
BS Marketing California Polytechnic State University, San Luis Obispo

---

Name
Abhilash Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member, Board of Directors January, 2011 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Lotus Capital, Founder and President, November 2016 to Present AAC Holdings, Senior Consultant, July 2015 to November 2016 Ranklab and Recovery Brands, President and CEO, April 2012 to July 2015

Education
BA Columbia University. MBA University of California, Los Angeles

---

Name
James Birch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and member of board of directors, January 2011 to February 2017 Founder and Chief Strategy Officer and Member of Board of Directors, February 2017 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cloud Cover Music CEO and member of board of directors, January 2011 to February 2017
Chief Strategy Officer and member of board of directors, February 2017 to present

Education
BA Occidental College MBA Harvard Business School

Name
William Collins

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member, Board of Directors January, 2011 to November 2016 Chairman, Board of Directors November 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
GRMC India Consultancy, October 2014 to present, affiliate and executive VP

Education
BS Electrical Engineering, Clarkson University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mark Lehman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, February 2017 to present Member, Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cloud Cover Music, CEO, February 2017 to present Photo Research, Inc. President, General Manager, 2011 to February 2017

Education
BS Marketing California Polytechnic State University, San Luis Obispo

---

Name
James Birch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and member of board of directors, January 2011 to February 2017 Founder and Chief Strategy Officer and Member of Board of Directors, February 2017 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cloud Cover Music CEO and member of board of directors, January 2011 to February 2017 Chief Strategy Officer and member of board of directors, February 2017 to present

Education
BA Occidental College MBA Harvard Business School

Name
Stuart Larking

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, August 2016 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cloud Cover Music, Chief Technology Officer, August 2016 to present. iRise, Inc. EVP Engineering, February 2014 to August 2016

Education
BSc (Honors) University of Kent, England

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors

Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in All in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Mark Lehman	Employment agreement	February 15, 2017	December 31, 2018

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	13,140,425
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Units of Safe issued pursuant to Regulation CF	Units of SAFE have no right to vote. Accordingly, holders of common stock may vote on matters that affect the company and the value of the Units of SAFE.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	30.4%

Type of security	Series A Convertible Preferred Stock
Amount outstanding	7,847,500
Voting Rights	Each share of Series A Convertible Preferred will be entitled to that number of votes equal to the number of whole shares of the Company's common stock into which it is convertible. Except as provided by law, holders of common stock and the Series A Convertible Preferred will vote together as a single class. In addition, approval of the holders of a majority of the shares of each class of Series A Convertible Preferred will be required for (i) payment of dividends on any class of stock, (ii) any redemptions or repurchases of common stock or Preferred Stock except for purchases upon termination of service or the exercise by the Company of contractual rights of first refusal over such shares, (iii) any adverse change to the rights, preferences, and privileges of the Series A Convertible Preferred, or (iv) any Liquidity Event.
Anti-Dilution Rights	Weighted average anti-dilution right for subsequent stock sold below the Series A price.
How this security may limit, dilute or qualify the Units of Safe issued pursuant to Regulation CF	Units of SAFE have no right to vote. Accordingly, holders of Series A Preferred Stock may vote on matters that affect the company and the value of the Units of SAFE.
Other Material Terms	Holders of Series A Preferred Stock are entitled to receive, when and if declared by the Board, dividends at the rate of 6% of the Series A Issue Price, which is $0.0637; liquidation preference of one (1) times the Issue Price; conversion on a one-for-one basis, subject to adjustments, including for anti-dilution.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	18.2%

Type of security	Series B Convertible Preferred Stock
Amount outstanding	10,865,809
Voting Rights	Each share of Series B Convertible Preferred will be entitled to that number of votes equal to the number of whole shares of the Company's common stock into which it is convertible. Except as provided by law, holders of common stock and the Series B Convertible Preferred will vote together as a single class. In addition, approval of the holders of a majority of the shares of each class of Series B Convertible Preferred will be required for (i) payment of dividends on any class of stock, (ii) any redemptions or repurchases of common stock or Preferred Stock except for purchases upon termination of service or the exercise by the Company of contractual rights of first refusal over such shares, (iii) any adverse change to the rights, preferences, and privileges of the Series B Convertible Preferred, or (iv) any Liquidity Event.
Anti-Dilution Rights	Weighted average anti-dilution right for subsequent stock sold below the Series B price.
How this security may limit, dilute or qualify the Units of Safe issued pursuant to Regulation CF	Units of SAFE have no right to vote. Accordingly, holders of Series B Preferred Stock may vote on matters that affect the company and the value of the Units of SAFE.
Other Material Terms	Holders of Series B Preferred Stock are entitled to receive, when and if declared by the Board, dividends at the rate of 6% of the Series B Issue Price, which is $0.084; liquidation preference of one (1) times the Issue Price; conversion on a one-for-one basis, subject to adjustments, including for anti-dilution.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	25.2%

Type of security	Series C Convertible Preferred Stock
Amount outstanding	11,304,348
Voting Rights	Each share of Series C Convertible Preferred will be entitled to that number of votes equal to the number of whole shares of the Company's common stock into which it is convertible. Except as provided by law, holders of common stock and the Series C Convertible Preferred will vote together as a single class. In addition, approval of the holders of a majority of the shares of each class of Series C Convertible Preferred will be required for (i) payment of dividends on any class of stock, (ii) any redemptions or repurchases of common stock or Preferred Stock except for purchases upon termination of service or the exercise by the Company of contractual rights of first refusal over such shares, (iii) any adverse change to the rights, preferences, and privileges of the Series C Convertible Preferred, or (iv) any Liquidity Event.
Anti-Dilution Rights	Weighted average anti-dilution right for subsequent stock sold below the Series C price.
How this security may limit, dilute or qualify the Units of Safe issued pursuant to Regulation CF	Units of SAFE have no right to vote. Accordingly, holders of Series C Preferred Stock may vote on matters that affect the company and the value of the Units of SAFE.
Other Material Terms	Holders of Series C Preferred Stock are entitled to receive, when and if declared by the Board, dividends at the rate of 6% of the Series C Issue Price, which is $0.0851; liquidation preference of one (1) times the Issue Price; conversion on a one-for-one basis, subject to adjustments, including for anti-dilution.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	26.2%

In addition, the Company has options outstanding to purchase 37,960,000 shares of Company common stock, of which options exercisable for 23,544,722 shares of common stock were issued under the Company's 2011 Stock Option Plan (the "2011 Plan"), including options for 9,500,000 shares issued to the Company's Chief Executive Officer in May 2017. A total of 40,000,000 shares are authorized for issuance under the 2011 Plan. The Company also has warrants outstanding to purchase 1,680,381 shares of its common stock.

Type of security	Warrants
Amount outstanding	To purchase 1,680,381 shares of Common Stock
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Five-year Warrants; exercisable for up to that number of shares of Common Stock equal to 40% of the principal amount of the 2017 Notes (defined below) being acquired by a Purchaser, divided by $0.051, at an initial exercise price per share of $0.051.
How this security may limit, dilute or qualify the Units of Safe issued pursuant to Regulation CF	Units of SAFE have no right to vote. Accordingly, holders of common stock issued upon exercise of the warrants may vote on matters that affect the company and the value of the Units of SAFE.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	3.3%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Henry Lichstein, Steven Belzer
Amount outstanding	$150,000.00
Interest rate and payment schedule	10% annual rate, deferred to maturity.
Amortization schedule	interest accrued ratably to maturity.
Describe any collateral or security	None.
Maturity date	February 19, 2020

Other material terms	Liquidation preference of 2.5x if a change of control before maturity or conversion; optional conversion prior to maturity or a change of control into shares of Series B Convertible Preferred Stock at a 35% discount to the lesser of (i) the Series B Preferred Stock conversion price then in effect and (ii) the lowest issue price in any subsequent round.

Type of debt	Convertible Notes
Name of creditor	14 Creditors
Amount outstanding	$590,000.00
Interest rate and payment schedule	10% annual rate, deferred to maturity.
Amortization schedule	Interest accrued ratably to maturity.
Describe any collateral or security	Senior position against the assets of the Company, para passu with other convertible noteholders.
Maturity date	June 23, 2020
Other material terms	Liquidation preference of 1.75x if a change of control before maturity or conversion; optional conversion prior to maturity or a change of control into shares of Series B Convertible Preferred Stock at a 40% discount to the lesser of (i) the Series B Preferred Stock conversion price then in effect and (ii) the lowest issue price in any subsequent round.

Type of debt	Convertible Notes
Name of creditor	Andre Tang
Amount outstanding	$75,000.00
Interest rate and payment schedule	8% annual rate, deferred to maturity.
Amortization schedule	Interest accrued ratably to maturity.
Describe any collateral or security	None.
Maturity date	May 22, 2020
Other material terms	Liquidation preference of 1.75x if a change of control before maturity or conversion;

	optional conversion prior to maturity or a change of control into shares of Series B Convertible Preferred Stock at a 40% discount to the Series B conversion price.

Type of debt	Secured Convertible Notes (the "2017 Notes")
Name of creditor	18 creditors
Amount outstanding	$805,000.00
Interest rate and payment schedule	10% annual rate, deferred to maturity.
Amortization schedule	Accrued ratably to maturity.
Describe any collateral or security	Senior position against the assets of the Company, para passu with other convertible noteholders.
Maturity date	February 21, 2022
Other material terms	Liquidation preference of 1.75x if change of control before maturity; optional conversion prior to maturity or a change of control into shares of Series C Convertible Preferred Stock at a 40% discount to the lesser of (i) the Series C Preferred Stock conversion price then in effect and (ii) the lowest issue price in any subsequent round.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series C Preferred Stock	11,304,347	$962,000.00	Increase research and development spend	May 23, 2016	Regulation D, Rule 506(b)
Convertible Notes	2	$150,000	Increase R&D and marketing spend	Closed February 20, 2015	Regulation D, Rule 506(b)

Convertible Notes	14	$590,000	Increase R&D and marketing spend	Closed June 23, 2015	Regulation D, Rule 506(b)
Convertible Notes	1	$75.000	Increase R&D and marketing spend	Closed May 23, 2016	Regulation D, Rule 506(b)
Convertible Notes and Warrants	19	$805,000	Increase R&D and marketing spend	Closed February 22, 2017	Regulation D, Rule 506(b)

Valuation

The Securities being sold in this Offering are Simple Agreements for Future Equity, or SAFEs. The Securities may convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is held among 28 shareholders. There are also warrant and option holders who have not exercised their options or warrants.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Percentage Owned Prior to Offering**
None	Not applicable.

Following the Offering, the Purchasers will own 0% of the Company if the Target Offering Amount is raised and 0% if the Maximum Amount is raised on a fully diluted basis including the maximum conversion of all outstanding convertible promissory notes.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability by continuing to expand its business. With the core subscription business at approximately sixty-five percent (65%) or greater gross profit margin, we believe that the overall business can reach a similar gross margin level as our Cloud Boxes product offering scales and hosting platform efficiencies are further realized, both of which we expect to happen in the current year (although we cannot guarantee this outcome). Our software business is delivered as a service (SaaS) and its self-serve architecture requires relatively low incremental overhead spending in order to scale, causing most of the incremental gross profit to fall directly to the bottom line. In summary, we expect (although we cannot guarantee) that sales expansion will bring CCM to net profitability.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While we believe that CCM is not dependent on the Offering proceeds to reach profitability in the next twelve months, the influx of capital will assist in the achievement of our next sales plans (organic and enterprise) and expedite the implementation of new features as we continuously improve and add value to the Company's product offerings. The net proceeds of this Offering will also enable more aggressive marketing to increase CCM's visibility in the market. We have already allocated some of the expected proceeds of the Offering to specific uses dependent on the completion of the Offering (see "Use of Proceeds" above) and the proceeds may or may not have a material positive effect on our liquidity, depending on the amount we actually raise in the Offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering and capital currently on hand.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the next 12 months.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a Target Offering Amount of $50,000.00 in this Offering. The Company must receive commitments from investors in an amount totaling at least the Target Offering Amount by April 22, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis. If the Target Offering Amount is reached prior to the Offering Deadline, the Company may conduct an initial closing, so long as the Offering has been open for at least 21 days, and then conduct additional closings until the earlier of (i) the date that the $1,070,000 maximum offering amount is reached and (ii) April 22, 2018, the extended Offering Deadline, unless that date is further extended at the discretion of the Company.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the SAFE. Purchaser funds will be held in escrow with Prime Trust until the Target Offering Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Purchasers, and provided further that the Offering has been publicly available on the Intermediary's portal for at least 21 days. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

SAFEs are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Equity Bender LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised as cash commissions and $0.00 in additional fees.

Stock, Warrants and Other Compensation
5% of offering in same SAFE securities.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Transfast.

The Securities

We request that you please review our organizational documents and the Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Offering Amount is sold), our authorized capital stock will consist of (i) 200,000,000 shares of common stock, par value $0.0001 per share, of which 13,140,425 common shares will be issued and outstanding, and (ii) 200,000,000 shares of preferred stock, par value $0.0001 per share, of which 30,017,657 preferred shares will be issued and outstanding, consisting of 7,847,500 shares of Series A Preferred Stock, 10,865,809 shares of Series B Preferred Stock and 11,304,348 shares of Series C Preferred Stock. In addition, the Company has options outstanding to purchase 37,960,000 shares of common stock and warrants outstanding to purchase 1,680,381 shares of common stock.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Conversion Upon an Equity Financing
If there is an Equity Financing before the expiration or termination of the Securities, the Company will automatically issue to the Purchasers either: (1) a number of shares of that series of Preferred Stock issued to the investors in the initial closing of the Equity Financing ("Standard Preferred Stock") equal to the amount of a Purchaser's investment (the "Purchase Amount") divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $19,513,097 (the "Valuation Cap"); or (2) a number of shares of Safe Preferred Stock (defined below) equal to the Purchase Amount divided by the Safe Price (defined below), if the pre-money valuation is greater than the Valuation Cap.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in the Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

The "Safe Price" is equal to $19,513,097.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event
In the case of an initial public offering of the Company ("IPO") or Change of Control (defined below) (either of these events, a "Liquidity Event") of the Company prior to the expiration or termination of the Securities, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the Valuation Cap.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Dissolution
If there is a Dissolution Event (defined below) before the Securities terminate, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock of the Company by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Purchaser and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase

Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to the dissolution provisions of the Securities.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of Standard Preferred Stock or Safe Preferred Stock to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	James Birch
Relationship to the Company	Board Director and Officer
Total amount of money involved	$210,000.00
Benefits or compensation received by related person	Same as terms for all applicable convertible notes.
Benefits or compensation received by Company	Additional working capital when needed.
Description of the transaction	Convertible note participation in the in the 2015 ($30,000), 2016 ($15,000) and 2017 ($165,000) notes
Related Person/Entity	William Collins
Relationship to the Company	Board Director
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Same as terms for all applicable convertible notes.
Benefits or compensation received by Company	Additional working capital when needed.
Description of the transaction	Convertible note participation in the 2015 (25,000), 2016 ($12,500) and 2017 ($12,500) notes
Related Person/Entity	Abhilash Patel
Relationship to the Company	Board Director
Total amount of money involved	$50,000.00

Benefits or compensation received by related person	Same as terms for all applicable convertible notes
Benefits or compensation received by Company	Additional working capital when needed.
Description of the transaction	Convertible note participation in the 2015 (25,000), 2016 ($12,500) and 2017 ($12,500) notes

Securities

Related Person/Entity	James Birch
Relationship to the Company	Board Director and Officer
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Same as terms for all applicable Series C shares
Benefits or compensation received by Company	Additional working capital when needed
Description of the transaction	Series C stock participation

Related Person/Entity	William Collins
Relationship to the Company	Board Director
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Same as terms for all applicable Series C shares
Benefits or compensation received by Company	Additional working capital when needed
Description of the transaction	Series C stock participation

Related Person/Entity	Abhilash Patel
Relationship to the Company	Board Director
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Same as terms for all applicable Series C shares

Benefits or compensation received by Company	Additional working capital when needed
Description of the transaction	Series C stock participation

Related Person/Entity	Mark Lehman
Relationship to the Company	CEO, Board Director
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Same as terms for all applicable Series C shares
Benefits or compensation received by Company	Additional working capital when needed
Description of the transaction	Series C stock participation

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark R. Lehman
(Signature)

Mark R. Lehman
(Name)

Chief Executive Officer, Board Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Lehman
(Signature)

Mark Lehman
(Name)

CEO
(Title)

March 22, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Summary
Exhibit C   Form of SAFE
Exhibit D   Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements

EXHIBIT B

Business Summary

EXHIBIT C
Form of SAFE

EXHIBIT D
Pitch Deck

EXHIBIT E

Video Transcript